Hennessy Capital Acquisition Corp. III

3485 N. Pines Way, Suite 110

Wilson, Wyoming 83014

(307) 734-7879

May 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hennessy Capital Acquisition Corp. III Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 11, 2017 CIK No. 0001703038

Dear Mr. Mancuso:

Hennessy Capital Acquisition Corp. III (the “Company,” “Hennessy Capital,” “we,” “our” or “us”) hereby transmits a Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’ s letter dated May 25, 2017 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the marked version of the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Summary, page 1

1.	Please address that part of prior comment 29 regarding warrants issued upon conversion of loans mentioned on page 54.

We have revised the definition of “public warrants” on page 1 of the Registration Statement to include any warrants issued upon conversion of loans that are sold to a third party that is not an initial stockholder or an officer or director (or a permitted transferee) following the consummation of our initial business combination.

U.S. Securities and Exchange Commission Division of Corporation Finance May 30, 2017 Page 2 of 4

2.	Please respond to that portion of prior comment 3 that asked if other measures would suggest different conclusions regarding the Hennessy I and Hennessy II transactions.

We have revised the Registration Statement to delete any references to implied purchase price multiples of estimated EBITDA regarding the Hennessy I and Hennessy II transactions.

Redemption rights in connection with proposed amendments . . ., page 18

3.	We note that section 1(k) of exhibit 10.3 indicates that funds from the trust account will be released to you to pay redeeming shareholders in connection with a proposed amendment to your certificate of incorporation. Please provide us your analysis of whether this process increases the risk that those funds will be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds directly to the redeeming shareholders.

We have revised Exhibit 10.3 to clarify that the funds in the trust account that will be used to pay redeeming stockholders will be released directly to the trustee (in a segregated account) to pay redeeming stockholders, and such funds will not be received by the Company.

If third parties bring claims against us . . ., page 30

4.	Refer to the last sentence of the penultimate paragraph to Exhibit A of exhibit 10.3. That provision appears to permit the trustee to retain trust funds for expenses of liquidating the trust in connection with a business combination. Reconcile with your response to prior comment 15.

We have revised Exhibit A of Exhibit 10.3 in response to the Staff’s comment.

We may issue additional common or preferred shares . . ., page 36

5.	We note from your revisions in response to comment 25 that public stockholders will have an opportunity to redeem their common stock in connection with any charter amendment related to your pre-initial business combination activity. Reconcile with disclosure elsewhere that the right to redeem does not extend to all such amendments. See for example section 1(k) of exhibit 10.3, the second full risk factor on page 27, the first paragraph following the paragraph numbered (6) on page 53, and the penultimate paragraph on page 54.

We have revised the Registration Statement (pages 13, 27, 53, 54, 82, 87 and 113 and Exhibit 10.3) in response to the Staff’s comment.

U.S. Securities and Exchange Commission Division of Corporation Finance May 30, 2017 Page 3 of 4

Transfers of Founder Shares and Private Placement Warrants, page 102

6.	Given your response to prior comment 27 and your exclusion of clause (f) from the last sentence of this section, it appears you could transfer the securities to parties who would not be bound by the agreements if you liquidate before completing a business combination. Therefore, it appears that the agreements affecting those securities, including the waiver to liquidation distributions on the founder shares mentioned on page 20, could become inapplicable. If so, revise your disclosures throughout your prospectus regarding those agreements to highlight the ability to eliminate them.

We have revised the Registration Statement (page 102) to clarify that all permitted transferees will be required to enter into written agreements to be bound by the transfer restrictions.

7.	It is unclear why you refer to the agreements regarding voting, the trust account and liquidation distributions as examples of transfer restrictions. Please revise or advise. Also, please tell us which section of which exhibit includes these agreements.

We have revised the Registration Statement (page 102) in response to the Staff’s comment. We hereby advise the Staff that these provisions are included in sections 1-3 of the letter agreement between the Company and its officers, directors and security holders (Exhibit 10.2).

Redeemable Warrants, page 108

8.	We note your response to prior comment 28; however, it is unclear how your statement in the first paragraph that you will not be obligated to deliver shares pursuant to exercise of a warrant unless a registration statement is effective reconciles with your disclosure on page 34 that you “will be required to permit holders to exercise their warrants on a cashless basis” if “the shares issuable upon the exercise of the warrants are not registered under the Securities Act.” Please revise to clarify.

We have revised the Registration Statement (page 108) to reconcile the statements.

United States Federal Income Tax Considerations, page 117

9.	Please address that part of prior comment 13 regarding the material alternative tax consequences if the separation of the common stock and warrant comprising the unit is a taxable event.

We have revised the Registration Statement (page 118) in response to the Staff’s comment.

U.S. Securities and Exchange Commission Division of Corporation Finance May 30, 2017 Page 4 of 4

Exhibit 5.1

10.	The opinion required by Regulation S-K Item 601(b)(5) should not include conditions that have the effect of excluding material facts or legal conclusions underlying the opinion. We note the conditions in the paragraph numbered 3 regarding the terms of the warrants and warrant agreement being established, the warrants and warrant agreement being authenticated, and the warrant agreement being executed. Please file a revised opinion.

We have revised Exhibit 5.1 in response to the Staff’s comment.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Hennessy Capital’s legal counsel, Stuart Neuhauser, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
HENNESY CAPITAL ACQUISITION CORP. III By: /s/ Daniel J. Hennessy Name: Daniel J. Hennessy Title: Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

      Skadden, Arps, Slate, Meagher & Flom LLP